INVESTMENT DISTRIBUTORS, INC.

2801 Highway 280 South · Birmingham, AL · 35223 · (205)268-1000

August 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Investment Distributors, Inc., the principal underwriter, hereby requests that Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-4 (File No. 333-237747) be accelerated and declared effective on August 31, 2020, or as soon thereafter as is reasonably practicable.

Investment Distributors, Inc.

By:	/s/ Barry Brown
Barry Brown
President

Protective Life
Insurance Company
Post Office Box 2606
Birmingham, AL 35202
Phone 205 268-1000
Fax 205-268-3597

August 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Protective Life Insurance Company, on its own behalf and on behalf of Protective Variable Annuity Separate Account, hereby requests that Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-4 (File No. 333-237747) be accelerated and declared effective on August 31, 2020, or as soon thereafter as is reasonably practicable.

Protective Life Insurance Company

Protective Variable Annuity Separate Account

By:	/s/ Richard J. Bielen
Richard J. Bielen
President and Chief Executive Officer